Infosys®
Navigate your next

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 13, 2021

Dear Sir, Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated September 13, 2021, regarding the captioned subject. The Board, at their meeting held on October 12-13, 2021 transacted the following items of business:

Financial Results

1. Took on record the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter and half year ended September 30, 2021.

2. Took on record the audited standalone financial results of the Company as per INDAS for the quarter and half year ended September 30, 2021.

3. Took on record the audited financial statements of the Company and its subsidiaries as per INDAS and IFRS for the quarter and half year ended September 30, 2021.

Interim Dividend

4. Declared an interim dividend of ₹15/- per equity share.

5. Fixed October 27, 2021 as record date for interim dividend and November 10, 2021 as payment date.

Other matters

6. Authorized the merger of WongDoody Holding Company, Inc. ("WHC") and WDW Communications, Inc. (WDW) with WongDoody, Inc. (WDI). WHC is a wholly owned subsidiary of Infosys Limited and WDW and WDI are wholly owned subsidiaries of WHC. Post-merger, Infosys Limited will be issued shares in WDI in lieu of shares in WHC. The merger would be accounted for at carrying value and will not have any impact on the financial statements.

7. On recommendation of the Nomination and Remuneration Committee, approved the grant of 25,270 RSUs to certain eligible employees under the 2015 Plan. The grant date for these RSUs is November 1, 2021. The RSUs would vest over a period of two to three years and the exercise price of RSUs will be equal to the par value of the share.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
Navigate your next

8. Allotted 46,719 equity shares under the 2015 Stock Incentive Compensation Plan to the eligible employees of the Company, pursuant to the exercise of ADR Restricted Stock Units/Options. Consequently, on October 13, 2021, the Issued and Subscribed Share Capital of the Company stands increased to ₹ 21,027,555,725/- divided into 4,205,511,145 Equity Shares of ₹5/- each.

We are enclosing herewith the financial results and press release for your information and record. The same will be made available on the Company's website www.infosys.com

Yours sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2021.10.13 15:57:39 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com